March 7, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Amendment No. 1 to Registration

Statement on Form N-2

Filed March 4, 2014

File No. 333-193986

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in telephone conversations with the Staff on March 5 and March 6, 2014 with respect to the above referenced Amendment No. 1 to Registration Statement on Form N-2 filed on March 4, 2014 (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Larry L. Greene

Securities and Exchange Commission

General

1.	We note the concurrent private placement you reference on page 3 of the Amendment No. 1 to the Registration Statement. Please provide us with your analysis as to why the private placement should not be integrated with the registered transaction. Please refer to Securities Act Release 33-8828 and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for additional guidance, which can be found at our website.

Response: In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”) and Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “CDI”), the Company believes that the concurrent private placement of the Company’s common stock (the “Private Placement”) should not be integrated into its initial public offering based on the analysis below.

The Release states that, while the filing of a registration statement is generally viewed as a general solicitation of investors, such a filing “does not, per se, eliminate a company’s ability to conduct a concurrent private offering.” Release, at 55. Rather, whether the filing of a registration statement constitutes a general solicitation should be evaluated based on “whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Id. The Release states: “ . . . if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” Release, at 56.

The interpretive guidance provided in the Release was subsequently confirmed by the staff in the CDI, which made clear that such guidance applies to private placements under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Section 4(a)(2) of the Securities Act, with a registered public offering without having to limit the private offering to qualified institutional buyers and two to three additional large accredited investors.

In the Company’s case, the shares of the Company’s common stock offered in the Private Placement were offered directly by the Company exclusively to investors who were pre-existing investors in the Company’s common stock (“Pre-Existing Investors”), and hence the Company had a substantive, pre-existing relationship with each Private Placement offeree. The underwriters for the initial public offering did not have any role in the Private Placement and will not receive any compensation as a result of the Private Placement. All Pre-Existing Investors are “accredited investors,” as defined in Rule 501(a) under the Securities Act. No offers for the Private Placement were made by means of a general solicitation, whether in the form of the Registration Statement or otherwise, as each of the Pre-Existing Investors were directly contacted by the Company outside of any public offering effort for the initial public offering. It is through the Company’s substantive, pre-existing relationships with the Pre-Existing Investors as current investors in the common stock of the Company, and not through the Registration Statement, that each investor in the Private Placement became interested in purchasing shares of common stock. Moreover, each Pre-Existing Investor that has agreed to buy any shares of the Company’s common stock has represented and warranted to the Company in its Private Purchase Agreement that it was offered the shares of common stock through private

Larry L. Greene

Securities and Exchange Commission

negotiations, not through any general solicitation or general advertising, and did not become aware of the Private Placement from general solicitation, general advertising or the Registration Statement. Each Pre-Existing Investor that has agreed to buy shares will receive restricted securities within the meaning of Rule 144 under the Securities Act and has acknowledged that the shares received in the Private Placement will be restricted.

Based on the foregoing and consistent with the Release and the CDI, the Company believes that the Private Placement qualifies as an exempt transaction under Section 4(a)(2) of the Securities Act on its own and therefore should not be integrated with the Company’s initial public offering.

2.	We note the disclosure on page 124 of the Registration Statement as follows: “The 10b5-1 Plan will require Goldman, Sachs & Co. to purchase for the Adviser shares of common stock offered for sale below a price equal to the price to the initial public offering price per share through the date we announce our second quarter 2014 earnings and, from and after that date, below our most recently reported net asset value per share as of the date of a trade.” Please revise this language to clarify the pricing mechanism.

Response: In response to the Staff’s comment, we have revised the disclosure to read as follows:

The 10b5-1 Plan will require Goldman, Sachs & Co. to purchase for the Adviser shares of common stock (i) through the date we announce our earnings for the second quarter of 2014, when the market price per share is below the initial public offering price per share and, (ii) from and after that date, when the market price per share is below our most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by TSL to any previously announced net asset value per share).

*        *        *         *        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher
Adam E. Fleisher

Enclosure

cc:	Jennifer R. Porter

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

Stuart H. Gelfond

Paul D. Tropp

Fried, Frank, Harris, Shriver & Jacobson LLP